DIGITAL HONG KONG

www.digitalh[redacted]ngkong.com
Corpor[redacted] Square, Hong Kong
Headq[redacted] l Wan, Hong Kong
Tel: (8[redacted] (852) 2558 3111

For Immediate Release

Champion Technology Holdings

DIGITALHONGKONG.COM Announces Third Quarter Results

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Continued Focus on Cost Management and Efficiency Improvement

Hong Kong (6 May 2004) - DIGITALHONGKONG.COM ("Digital HK") (stock code: 8007) today announced its results for the nine-month period ended 31 March 2004. Turnover was HK$6,401,000 (2003: HK$7,273,000), and net profit was HK$126,000 (2003: HK$104,000). Earnings per share was HK0.084 cents (2003: HK0.069 cents). The results reflected persistent efforts of management in optimizing the Group's operational efficiency, notwithstanding continuing soft demand for IT services as many corporates and SMEs continued to exercise restraint in spending.

According to Shirley Ha, Director of Digital HK, "In spite of the gradual economic recovery and increasing optimism on the general operating environment, we remain cautious in the implementation of our strategies during the current financial year, due to intense price and services competition, as well as the overall uncertain outlook of the industry."

During the period, Digital HK continued to pursue business in relation to e-commerce solutions. The Group derived its primary source of revenue from the provision of technical consultation services and solutions to its customers. Traffic to Internet shopping sites has steadily increased, bringing direct benefits to Digital HK's e-commerce business. However, in light of the challenging conditions and intensive competition common in the e-commerce industry, Digital HK's resources were deployed in such a way as to produce optimum results.

In terms of strategic investment and partnership, Digital HK will continue to look for opportunities in companies and businesses with attractive growth potential, good management and products or services. The Group has identified healthcare and related IT services as the direction and opportunity for future growth.

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數碼香港 DIGITALHONGKONG.COM
Member *Champion Technology* Group

DIGITAL HONG KONG

www.digitalhongkong.com
Corporate Office: 1702 One Exchange Square, Hong Kong
Headquarters: Kantone Centre, Chai Wan, Hong Kong
Tel: (852) 2897 1111 Fax: (852) 2558 3111

About DIGITALHONGKONG.COM (stock code 8007)

Digital HK (www.digitalhongkong.com) was listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in April 2000. Started as a commerce service provider (CSP) that specialised in the provision of electronic payment outsourcing services for online commerce, Digital HK has strategically positioned itself to integrate both online and offline assets, as well as to engage in selected technology investments and distribution of branded technology products and solutions.

The Group now operates the following complementary lines of business:

- provision of Internet and e-commerce enabling solutions
- provision of IT consulting and technical services
- strategic investments in selected technologies and applications with a view to providing total solutions

Digital HK is a subsidiary of Champion Technology Holdings Limited, a communications software development group which is listed on the Main Board of the Stock Exchange.

Please direct your enquiries to:
Corporate and Public Affairs Division
Tel: 28969370 Fax: 25583111
Email: ir@digitalhongkong.com
Web Site: http://www.digitalhongkong.com

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